UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from              to

Commission File Number
1-37548

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Welbilt Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

REQUIRED INFORMATION
The following financial statements and schedules of the Welbilt Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

WELBILT RETIREMENT SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule on Form 11-K
For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator
Welbilt Retirement Savings Plan
New Port Richey, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Welbilt Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Wipfli LLP
Wipfli LLP
We have served as the Plan’s auditor since 2016.

La Crosse, Wisconsin
June 28, 2018

WELBILT RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments - Interest in Welbilt Master Trust	$65,829,740	$61,920,493
Receivables:
Employer contributions	3,492	4,631
Participant contributions	14,416	19,508
Interest	7,245	4,768
Notes receivable from participants	655,840	583,608
Total receivables	680,993	612,515
Net assets available for benefits	$66,510,733	$62,533,008

See accompanying notes to financial statements.

WELBILT RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Investment income - Interest in net appreciation in fair value of Welbilt Master Trust	$10,676,609
Interest income on notes receivable from participants	26,940
Contributions:
Employer	235,657
Participant	1,087,061
Total contributions	1,322,718
Deductions:
Benefits paid to participants	7,947,288
Administrative expenses	97,635
Total deductions	8,044,923
Transfers to other plan	3,619
Net increase in net assets available for benefits	3,977,725
Net assets available for benefits at beginning of year	62,533,008
Net assets available for benefits at end of year	$66,510,733

See accompanying notes to financial statements.

WELBILT RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1. Plan Description

The following description of the Welbilt Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 29, 2015, The Manitowoc Company, Inc. ("MTW") announced plans to create two independent public companies to separately operate its two businesses: its crane business and its foodservice business. To effect the separation, MTW first undertook an internal reorganization, following which MTW held the crane business, and Manitowoc Foodservice, Inc. ("MFS" or the "Company") held the foodservice business. Then on March 4, 2016, MTW distributed all the MFS common stock to MTW's shareholders on a pro rata basis, and MFS became an independent publicly traded company. Effective January 1, 2016, a portion of the MTW Retirement Savings Plan (the "MTW Plan") was spun off to create a separate plan for MFS, the Manitowoc Foodservice, Inc. Retirement Savings Plan. On January 1, 2016, $67,727,315 of assets were transferred from the MTW Plan to this Plan.

On March 3, 2017, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to effect a change of the Company’s name from "Manitowoc Foodservice, Inc." to "Welbilt, Inc." effective March 3, 2017 (the "Name Change"). In connection with the Name Change, the Company changed the name of the Plan to the Welbilt Retirement Savings Plan effective March 6, 2017.

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC). The Plan is available only to eligible employees of participating companies of the Company. Eligible employees are limited to hourly domestic employees who are covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. The current participating companies include The Delfield Company, LLC as represented by AFL-CIO (Local 585) and the Ice operating plant of Manitowoc FSG Operations, LLC ("Ice") as represented by IAM (Local 516).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company's Retirement Plan Committee (the "Committee") is responsible for oversight of the Plan and consists of two sub-committees, the settlor sub-committee and the fiduciary sub-committee. The settlor sub-committee does not exercise any fiduciary duties, instead it acts in the interest of the Company by overseeing, maintaining and amending the Plan on behalf of the Company. The fiduciary sub-committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The entire Committee reports to the Board of Directors.

Participants in the Plan are generally eligible to participate in the elective deferral portions of the Plan upon hire and are automatically enrolled at a contribution rate of 4% of gross wages. These general terms may be modified by specific collective bargaining agreements. Individual participants may also change the default contribution rate by affirmatively electing not to participate in the Plan or contribute at a different rate.

Participants are eligible to receive matching contributions immediately upon satisfying the Plan's eligibility requirements which include a year of service with Welbilt, Inc. For purposes of the Plan, a year of service is earned if the participant is credited with at least 1,000 hours of service during the 12-month period immediately following the date of hire. If the participant is not credited with at least 1,000 hours of service during the 12-month period immediately following the date of hire, a year of service will be earned if the participant works 1,000 hours during any Plan year beginning after the date of hire.

Contributions

Total annual contributions to a participant’s account are limited to the lesser of 75% of the participant’s compensation for the year or the maximum contribution subject to limitations established by the Internal Revenue Service ("IRS"). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans.

In addition to elective deferrals, the Plan includes certain matching contributions and the possibility of additional employer non-elective contributions. All such contributions are made at the discretion of the Company and no non-elective contributions were made in either 2016 or 2017. Rollovers are not matched.

All matching contributions are discretionary and the employer reserves the right to modify, change or discontinue the matching contributions from time to time and to make different contribution amounts or rates for different bargaining units. Notwithstanding the preceding flexibility, the employer currently intends to make discretionary matching contributions in accordance with the following guidelines:

•
Machinists and Delfield. The intended discretionary matching contribution (subject to change) is 50% of all eligible participant's salary deferrals, to the extent that salary deferrals do not exceed 4% of such participant's plan compensation.

•
Non-Machinists. The intended discretionary matching contribution (subject to change) is 25% of an eligible participant's salary deferrals, to the extent that salary deferrals do not exceed 4% of such participant's plan compensation.

•
Cleveland Range. This plan was closed in 2016 and considered inactive for 2017. Prior to closing the plan, the intended discretionary matching contribution (subject to change) was 100% of salary deferrals to a maximum of 3% of the participant's plan compensation, plus 50% of salary deferrals on the next 2% of the participant's plan compensation.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee elective deferrals, rollover contributions and related earnings or losses are 100% vested immediately.

Participants covered by the collective bargaining agreement with Delfield, LLC are 100% vested immediately in the Company’s matching contribution plus actual earnings/losses thereon. These participants vest in any additional Company employer contributions, plus actual earnings or losses according to the following schedule: 20% after one year of service; 40% after two years of service; 60% after three years of service; 80% after four years of service; and 100% after five years of service.

Participants covered by collective bargaining agreements with Ice are subject to a different vesting schedule. All employer contributions plus actual earnings/losses vest according to the following schedule: 10% after one year of service; 20% after two years of service; 40% after three years of service; 60% after four years of service; 80% after five years of service; and 100% after 6 years of service.

Participants who leave the Company because of normal retirement, disability or death are 100% vested.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, BMO Harris Bank, N.A., the trustee, votes the shares as directed by the Plan Administrator.

Notes Receivable from Participants

Participants may generally borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance. Ice participants may only borrow funds if they can demonstrate financial hardship, as defined by IRS rules.

The notes are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on existing notes at December 31, 2017 ranged from 4.25% to 5.50%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Vested benefits are available at normal retirement (generally age 65), disability retirement, death and termination of employment. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions out of the participant’s voluntary contributions which were transferred from the former Enodis 401(k) Plan are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $21 and $29,825, respectively. These accounts can be used to pay Plan expenses, allocate as additional contributions to the Plan or reduce future employer contributions. During 2017, employer contributions were reduced by $36,679 from forfeited non-vested accounts.

Transfers to/from Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of the Company in the Welbilt Master Trust (the "Master Trust").

Investments are measured and disclosed at fair value with the exception of direct fully benefit-responsive investment contracts which are measured and disclosed at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by its investment advisor and trustee. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2017. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be in default and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to each period where financial statements are presented. Adoption of this standard will impact the presentation within the financial statements, however, such impact is not expected to be material.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3. Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO Harris Bank, N.A., as trustee ("BMO").

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, actual distributions and allocated administrative expenses. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 20% and 21%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Net assets held by the Master Trust at December 31, 2017 and 2016 were as follows:

	2017	2016
Investments with fair value determined by quoted market price:
Common/collective trust funds	$76,317,058	$84,104,313
Mutual funds	247,145,748	214,010,225
Cash	1,105	55,679
Net assets of the Master Trust	323,463,911	298,170,217
Less: net assets allocated to Welbilt 401 (k) Savings Plan	(257,634,171)	(236,249,724)
Net assets allocated to the Plan at fair value	$65,829,740	$61,920,493

Net investment income recognized by the Master Trust for the year ended December 31, 2017 was allocated as follows:

2017
Investment income:
Interest and dividends	$3,390,359
Net appreciation in fair value of investments	48,584,195
Less: investment expenses of the Master Trust	(72,055)
Total net investment income of the Master Trust	51,902,499
Less: investment income allocated to the Welbilt 401(k) Retirement Plan	(41,225,890)
Net investment income allocated to the Plan	$10,676,609

The changes in net assets for the Master Trust for the year ended December 31, 2017 were as follows:

2017
Interest and dividends	$3,390,359
Net appreciation in fair value of investments	48,584,195
Net investment income	51,974,554
Investment expenses of the Master Trust	(72,055)
Net transfers	(26,608,805)
Increase in net assets	25,293,694
Net assets at the beginning of year	298,170,217
Net assets at the end of year	$323,463,911

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common/collective trust funds: Valued at the net asset value ("NAV") of units held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end. The NAV is a quoted price in an active market.
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017 and 2016:

	Fair Value Measurements at December 31, 2017
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$247,145,748	$—	$—	$247,145,748
Investments measured at NAV (a)				76,317,058
Total assets at fair value				$323,462,806

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$214,010,225	$—	$—	$214,010,225
Investments measured at NAV (a)				84,104,313
Total assets at fair value				$298,114,538

(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements, certain investments that were measured at NAV per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Net Asset Value per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2017 and 2016:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MTW Stock Fund (a)	$8,248,162	—	Daily	Written or telephone notice	1 day
Welbilt Stock Fund (a)	23,884,920	—	Daily	Written or telephone notice	1 day
Welbilt Stable Value Fund (b)	44,183,976	—	Daily	Written or telephone notice	1 day
Total	$76,317,058

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MTW Stock Fund (a)	$8,010,387	—	Daily	Written or telephone notice	1 day
Welbilt Stock Fund (a)	26,174,220	—	Daily	Written or telephone notice	1 day
Welbilt Stable Value Fund (b)	49,919,706	—	Daily	Written or telephone notice	1 day
Total	$84,104,313

(a) This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock or the Welbilt, Inc. common stock. The price of the stock can fluctuate from day to day and is designed for individuals who invest for the long term and can tolerate short-term volatility.
(b) The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

6. Party-in-Interest Transactions

Transactions involving Welbilt Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market funds and guaranteed investment contracts managed by BMO. BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to the trustee directly for administrative expenses and no fees were paid to the trustee through revenue sharing for the year ended December 31, 2017. The Plan paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $15,000, paid recordkeeping fees to OneAmerica in the amount of $70,685 and paid audit fees to Wipfli LLP in the amount of $11,950 for year ended December 31, 2017.

7. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

8. Tax-Exempt Status of the Plan

In connection with the Company's separation from its former parent company, MTW, a portion of the MTW Plan was spun off to create the Plan. The Plan was submitted to the IRS for a new determination letter on January 27, 2017. A favorable determination letter was received from the IRS on December 18, 2017. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$66,510,733	$62,533,008
Deemed distributions on defaulted loans	(15,120)	(8,858)
Pending distributions	(10,320)	(9,975)
Net assets available for benefits per Form 5500	$66,485,293	$62,514,175

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the year ended December 31, 2017 to Form 5500:

2017
Net increase in net assets available for benefits per the financial statements	$3,977,725
Change in deemed distributions on defaulted loans	(6,262)
Change in pending distributions	(345)
Change in net assets per Form 5500	$3,971,118

10. Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
Plan’s EIN #47-4625716 Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value
Participant Loans*	4.25% to 5.50% notes, maturing through November 2022	$—	$655,840
* Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Welbilt Retirement Savings Plan

Date: June 28, 2018	By:	/s/ Diana Sacchi
Diana Sacchi
Senior Vice President and Chief Human Resources Officer
Welbilt, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm